


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68863

NOV 2 3 2015

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___10/01/14___ AND ENDING ___09/30/15___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LUMA Securities LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Fifth Avenue, Suite 900
(No. and Street)

New York   NY   10003-1008
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck   (212) 897-1690
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name - if individual, state last, first, middle name)

100 Quentin Roosevelt Blvd, Suite 516   Garden City   New York   11530
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section
240.17a-5(e)(2).SEC 1410 (3-91)*



LUMA SECURITIES LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
         applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] Independent Auditors' Report on Applying Agreed-Upon Procedures Required Under SEC Rule
     17a-5(e)(4)
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ] Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[ ] Rule 15c3-3 exemption report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
    5(e)(3).*

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LUMA Securities LLC for the year ended September 30, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

Financial and Operations Principal
Title


Notary Public
11/19/15

LUMA SECURITIES LLC

Table of Contents

Independent Auditors' Report



Report of Independent Registered Public Accounting Firm

To the Member of LUMA Securities LLC:

We have audited the accompanying statement of financial condition of Luma Securities LLC, as of September 30, 2015. This financial statement is the responsibility of Luma Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Luma Securities LLC as of September 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
November 19, 2015

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2015

Assets

Cash	$	863,761
Fees receivable		3,042,662
Prepaid expense		2,845
	$	3,909,268

Liabilities and Member's Equity

Liabilities:

Deferred income	$	95,833
Due to Parent		21,040
Accrued expenses		16,233
		133,106

Commitments and contingencies

Member's equity		3,776,162
	$	3,909,268

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2015

1. **Business Organization**

   LUMA Securities LLC (the "Company"), a wholly-owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

   The Company shall continue until the earlier of (i) the written consent by the Parent that the Company should be dissolved, or (ii) the sale, transfer or other disposition of all assets of the Company.

   The liability of the member or Parent is limited to the capital held by the Company.

2. **Summary of Significant Accounting Policies**

   The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

   Basis of preparation - The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Revenue recognition - Advisory fees from investment banking, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement. Success fees are recorded when the underlying transactions are consummated or when specified services have been rendered or milestones reached. Interest income is recorded as earned. Unearned retainer fees are included in deferred income on the statement of financial condition.

   Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the tax return of its Parent.

   In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2015

2. **Summary of Significant Accounting Policies** *(continued)*

Income taxes *(continued)* - The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company. The Company remains subject to income tax audits for all periods subsequent to 2011.

Fees receivable - Fees receivable represent amounts management expects to collect based on private placement advisory contracts or agreements and success fees on a deal that closed. On a periodic basis the Company evaluates its fees receivable and makes a determination for the need of establishing an allowance for doubtful accounts based on past history collections and current credit conditions. Receivables are written off as uncollectible once the Company has exhausted its collection means. As of September 30, 2015, there was no allowance for doubtful accounts.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. **Transactions with Related Parties**

The Company maintains a services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services at a cost of $21,040 per month. Generally, the Company settles the amount owed to the Parent on a monthly basis. As of September 30, 2015, the amount due to Parent is $21,040. The services agreement may be terminated upon the mutual agreement of the Company and the Parent.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2015

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2015, the Company had net capital of $801,488 which was $701,488 in excess of its minimum requirement of $100,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

5. Concentration of Risk

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Two customers accounted for approximately 98% of the fees receivable balance as of September 30, 2015.

7. Contingencies

The Company was named as a defendant in a class action litigation. The claims asserted against the Company and the other members of the underwriting syndicate arise out of an initial public offering during 2013 in which the Company was a member of the syndicate. The Company and other members of the underwriting syndicate filed a motion to dismiss the complaint, which was argued on September 16, 2015 and taken under submission. The impact of this litigation is not yet known, however, management does not believe that there would be a material impact on the Company's operations.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2015

8. **Subsequent Events**

   Management of the Company has evaluated events or transactions that may have occurred since September 30, 2015 and determined that there are no material events that would require disclosure in the Company's financial statements.